Senior Housing Properties Trust
400 Centre Street
Newton, MA  02458

June 8, 2009

VIA FAX AND EDGAR

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, N.E.
Washington, D.C. 20549

RE:	Senior Housing Properties Trust (the “Company”) Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 (the “Filing”) File No. 001-15319

Dear Mr. Gordon:

We are writing in response to your letter dated May 8, 2009.  For your convenience, your original comments appear below in bold text and are followed by our responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

1.	In future filings, please provide the average effective annual rental per square foot or unit, for the last three years, of your properties based on the breakdown you provide in the tables on page 50.

In future reports on Form 10-K, we will provide the average effective annual rental per square foot for the last three years, based upon the breakdown we provide in the tables on page 50 of our Form 10-K for the year ended December 31, 2008, for our new segment of properties, which consists of our medical office, clinic and biotech laboratory buildings.  Because these leases vary greatly in terms, such as whether they are leased on a triple net basis versus a gross lease basis, we will also indicate in footnotes into which categories such leases fall to facilitate comparability among leases.

In future reports on Form 10-K, we will also provide the average effective annual rental per living unit or bed for the last three years, based upon the breakdown we provide in the tables on page 50 of our Form 10-K for the year ended December 31, 2008, for our segment of short term and long term residential care facilities that offer dining for residents, other than our rehabilitation hospitals.  Our rehabilitation hospitals contain clinic space and our other properties not in either of our reportable segments, mainly wellness centers, contain indoor and outdoor recreation space, such as pools and tennis courts.  In both cases, these spaces may contain extensive square footage that is not comparable to the rest of the facility and may vary greatly from facility to facility that make reports of average effective annual rental per bed or square foot meaningless.  Accordingly, we do not believe that the average effective annual rental per bed or square foot provides meaningful information in understanding our financial condition, changes in financial condition or results of operations for these properties.

Similarly, in future reports on Form 10-Q, we will provide the information described above for the applicable periods presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, sections of such Form 10-Qs.

2.
We note on page 25 of exhibit 99.2 to your Form 8-K filed on February 27, 2009 the lease expiration date.  Because of the materiality of such disclosure, please include the table on page 25 in your future filings. Such table should also include the number of tenants whose leases will expire and the total area or applicable unit covered by such leases.

In future MD&A sections of our reports on Form 10-Q and Form 10-K, we will include a lease expiration table similar to that furnished on page 25 of exhibit 99.2 of our Form 8-K that was furnished on February 27, 2009.  This table discloses the amount of annualized current rent expiring each year and we will also disclose the number of tenants whose leases expire and the associated total areas or units covered by such leases.

Notes to Consolidated Financial Statements, page F-7.

Note 3. Real Estate Properties, page F-10

3.	Please tell us why you have not included a purchase price allocation for significant real estate acquisitions that occurred during the period.

We believe that we have disclosed the purchase price allocation for significant real estate acquisitions that occurred during the period in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”, or SFAS No. 141.  SFAS No. 141 requires disclosing the amount assigned to each major asset and liability caption at the acquisition date.  The major captions of our purchase price allocation include land, buildings and improvements, intangible assets and liabilities and debt assumed, if applicable.  We disclose the acquisition price and debt assumed, if applicable, of real estate acquisitions in Note 3 - Real Estate Properties and intangible assets and liabilities, if applicable, in Note 2 - Summary of Significant Accounting Policies.  In future filings, we will consolidate the disclosures of our purchase price allocation for significant real estate acquisitions in one Note.

Note 12. Pro Forma Information (unaudited), page F-22

4.
To the extent that pro forma information is presented in future filings, please confirm to us that you will not present the information for more than one complete fiscal year and interim period, if applicable. In addition, please present the financial information in columnar form showing historical results, pro forma adjustments and pro forma results. The pro forma adjustments should be referenced to footnotes which clearly explain the assumptions used in determining adjustments made to the historical financial statements. Please also present separately the pro forma adjustments pertaining to acquisitions that are required to be reported on Form 8-K.

We believe that we have appropriately disclosed, in Note 12 - Pro Forma Information (unaudited), pro forma information in accordance with SFAS No. 141.  As required by SFAS No. 141, paragraph 54, we disclosed the revenue and earnings of our significant real estate acquisitions as though the acquisitions had occurred as of the beginning of the annual reporting period and as though the acquisitions had occurred as of the beginning of the comparable prior annual reporting period.

We also believe we are in compliance with the pro forma requirements in Article 11 of Regulation S-X as such pro forma financial information has been included in our Forms 8-K or Forms 8-K/A filed with the Securities and Exchange Commission on April 8, 2009, December 17, 2008, September 29, 2008, May 23, 2008 and May 9, 2008.

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We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By: /s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:	Kristi Marrone Staff Accountant United States Securities and Exchange Commission